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Exhibit 10(a)-1

           Amendment to 1993 Stock Option Plan

     Article 4 of the Stock Option Plan is hereby amended to read as follows:

     "4. Stock Reserved for Plan. Subject to adjustment as provided in paragraph 6 hereof, a total of 800,000 shares of the common stock, $.0001 par value, of the Company ("Stock") shall be subject to the Plan. The shares subject to the Plan shall consist of unissued shares, and such number of shares shall be, and hereby is, reserved for sale for such purpose. Any of such shares which may remain unsold and which are not subject to outstanding Options at the termination of the Plan shall cease to be reserved for the Plan, but until termination of the Plan the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the shares theretofore subject to such Option may again be subject to an Option under the Plan".